A.G.P./ALLIANCE GLOBAL PARTNERS, LLC

FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2023



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of AGP/ Alliance Global Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of AGP/ Alliance Global Partners, LLC as of June 30, 2023, the related statements of operations, changes in shareholders' equity, changes in liabilities subordinated to claims of creditors and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of AGP/ Alliance Global Partners, LLC as of June 30, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of AGP/ Alliance Global Partners, LLC's management. Our responsibility is to express an opinion on AGP/ Alliance Global Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to AGP/ Alliance Global Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of AGP/ Alliance Global Partners, LLC's financial statements. The supplemental information is the responsibility of AGP/ Alliance Global Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as AGP/ Alliance Global Partners, LLC's auditor since 2021.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
September 25, 2023

A.G.P./ALLIANCE GLOBAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED JUNE 30, 2023

ASSETS

Cash	$ 1,563,394
Cash, customer escrow	109,727
Deposits with clearing organizations	2,100,000
Receivables:	
Clearing organizations	3,074,965
Employees and Reg Reps	233,519
Other	2,785,455
Forgivable loans	3,430,078
Deposits	1,392,822
Investments in securities, at fair value	830,943
Securities owned, at fair value	11,899,461
Prepaid expenses and other assets	893,353
Right of use asset	12,082,026
Property and equipment, net	605,139
TOTAL ASSETS	$ 41,000,882

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Payables:	
Clearing organizations	
Accrued commissions and payroll	4,586,227
Accrued liabilities	1,934,989
Securities sold, not yet purchased, at fair value	512,395
Temporary Suordinated Loan	3,500,000
Operating lease liability	13,741,843
TOTAL LIABILITIES	24,275,454
MEMBER'S EQUITY	16,725,428
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 41,000,882

See accompanying notes to financial statements

A.G.P./ALLIANCE GLOBAL PARTNERS, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

YEAR ENDED JUNE 30, 2023

	TOTAL SUBORDINATED DEBT
Balance - Beginning	$ -
Subordinated loan proceeds	3,500,000
Subordinated loan repayments	-
Balance - Ending	$ 3,500,000

NOTE 1 – NATURE OF ORGANIZATION

A.G.P./Alliance Global Partners LLC (the "Company"), a NYS LLC, has been approved as a registered broker-dealer with the Securities and Exchange Commission ("SEC") under SEC Rule 15(b)(11) and with the Financial Industry Regulatory Authority ("FINRA") and is a member of the Securities Investor Protection Corporation ("SIPC"). Prior to 7/1/2021, the Company was a California C-Corporation.

The Company operates pursuant to the (k)(2)(i) and (k)(2)(ii) exemptive provisions of the SEC Rule 15c3-3 and does not hold customer funds or securities. The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another broker-dealer. The Company does not hold funds or securities for or owe funds or securities to customers other than as noted in Note 3. As a result, the Company is exempt from certain provisions and requirements of the SEC.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING METHOD

The Company follows accounting principles generally accepted in the United States of America ("GAAP") as established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting of its financial condition, results of operations, and cash flows.

REVENUE RECOGNITION

The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). This revenue recognition guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

The Company buys and sells securities ("trading revenue"), primarily consisting of municipal bonds, which are purchased and sold with the intent of making profits from the sales and they are not held to maturity as investments. Trading revenue does not fall under ASC Topic 606 revenue recognition guidance as there are no contracts with customers. Profit and loss arising from all securities and transactions entered into for the account and risk of the Company are recorded on a trade date basis. The securities are marked-to-market (see Investments in Securities and Securities Owned) and all related realized and unrealized gains and losses are included in Trading revenue on the Statement of Income.

RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATIONS

The balances shown as receivable from clearing organizations represent amounts due in connection with the Company's normal transactions involving trading of securities. Management considers all receivables to be collectible, therefore no allowance for doubtful accounts has been provided.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

<u>**FORGIVABLE LOANS**</u>

The Company offers forgivable loans to registered representatives and certain key revenue producers (collectively referred to as "employees"), primarily for recruiting, transitional cost assistance and retention purposes. The employees conduct all business through the Company, therefore there are no conflicts of interests in regards to forgivable loans and advice given to customers. The loans are forgiven over the contractual period of the employment contract, running from one to six years. The forgivable loans are unsecured and interest is charged on the unpaid balance at a compounded rate no less than the applicable Federal rate for the loans at the date of the contract, with most loans accruing interest on the unpaid balance at three percent (3%). In the event an employee terminates his/her employment contract early, the remaining balance of the loan, including accrued interest, becomes immediately due and receivable from the employee.

The Company considers the forgivable loans to be a cost of acquiring employees and the forgivable loans are capitalized and expensed over the term of the contracts, unless a contract is terminated early, which changes the forgivable loan status to a receivable due from the employee. As of June 30, 2023, there were no early contract terminations and therefore no money was due to the Company. The Company considered the status of the forgivable loans as of June 30, 2023 along with other factors including: the total amount of the remaining forgivable loan for each employee and the remaining term of their contract, and the gross revenue production by the employees and likelihood of continued employment. The Company determined that no allowance for doubtful accounts is required as of June 30, 2023.

<u>**PROPERTY AND EQUIPMENT**</u>

Property and equipment, including leasehold improvements, are recorded at cost and are depreciated over the estimated useful lives of the related assets, which range from three to seven years. Repair and maintenance costs are expensed as incurred. Leasehold improvements are depreciated over the shorter of the lease term or estimated useful life. Improvements which increase the productive value of assets are capitalized and depreciated over the remaining useful life of the related asset.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

VALUATION OF INVESTMENTS IN SECURITIES AT FAIR VALUE - DEFINITION AND HIERARCHY

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company used various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the input as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

<u>**VALUATION TECHNIQUES**</u>

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Investments in Securities and Securities Owned

The Company values investments in securities that are freely tradable and are listed on a national securities exchange at their last sales price as of the last business day of the year. Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "ask" price if sold short.

Derivative Contracts

The Company records its derivative activities at fair value. Gains and losses from derivative contracts are included in net realized gain or loss and net change in unrealized appreciation on investments in securities recorded as Other Revenue in the statement of income. Derivative contracts consist of warrants.

Depending on the underlying security and the terms of the transaction, the fair value of certain derivatives may be able to be modeled using a series of techniques including the Black-Scholes option-pricing model, simulation models, or a combination thereof. Pricing models take into account the contract terms (including maturity) as well as multiple inputs, including, where applicable, time value, implied volatility, equity prices, interest rate yield curves, prepayment speeds, interest rates, loss severities, credit risks, credit curves, default rates, and currency rates. Certain pricing models do not entail material subjectivity as the methodologies employed include pricing inputs that are observed from actively quoted markets. In the case of more established derivative contracts, the pricing models used by the Company are widely accepted by marketplace participants. Derivative contracts are generally categorized in Levels 2 or 3 of the fair value hierarchy, unless actively traded in which they would be categorized as Level 1.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SECURITIES OWNED

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis (in the customers' accounts) with related commission income and expenses reported on a trade date basis by the Company.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition.

FOREIGN CURRENCY TRANSACTIONS

Assets denominated in foreign currencies are translated at year-end rates of exchange, while the operating statement accounts are translated at rates of exchange existing at month's end. Gains or losses resulting from foreign currency transactions are included in the statement of operations.

INCOME TAXES

The amount of current taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Accordingly, actual results could differ materially from those estimates.

STOCK-BASED COMPENSATION

The Company records compensation expense based on the fair value for new awards and previously issued awards that are modified, repurchased, or cancelled after the adoption date. Such value is recorded over the requisite service period using the straight-line method. No stock-based compensation was issued for the year ended June 30, 2023.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECENT ACCOUNTING PRONOUNCEMENTS

ACCOUNTING STANDARDS UPDATE

Effective July 1, 2019, the Company adopted ASC Topic 842, Leases ("ASC 842"). The new guidance increases transparency by requiring the recognition of right to use assets and lease liabilities on the statement of financial condition. The recognition of these lease assets and lease liabilities represents a change from previous US GAAP requirement, which did not require lease assets and lease liabilities to be recognized for most leases. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee, have not significantly changed from previous US GAAP requirements.

On July 1, 2019, the effective date of ASC 842, existing leases of the Company were required to be recognized and measured. Additionally, any leases entered into during the year were also required to be recognized and measured. In applying ASC 842, the Company made an accounting policy election not to recognize the right of use assets and lease liabilities relating to short term leases. Implementation of ASC 842 included an analysis of contracts, including real estate leases and service contracts to identify embedded leases, to determine the initial recognition of the right to use assets and lease liabilities, which required subjective assessment over the determination of the associated discount rates to apply in determining the lease liabilities. Total cash paid to the lease holder for the year ended June 30, 2023 was $3,172,834.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued. All material subsequent events requiring adjustment to or disclosure in the financial statements are reflected therein.

NOTE 3 – CUSTOMER ESCROW AND PURCHASE DEPOSITS

The Company receives payments from clients for the purchase of precious metal certificates offered through the Perth Mint. The payments are deposited into an escrow account pending purchase of the certificate on behalf of the client with an offsetting entry to a client purchase deposit liability account. Once the trade has completed, the corresponding deposit liability is offset and the commissions from the completed trades remain in the escrow account until paid out. As of June 30, 2023, $109,726.89 of the Company's funds were held in the account to cover any charges the account might incur.

A.G.P./ALLIANCE GLOBAL PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2023

NOTE 4 – FAIR VALUE MEASUREMENTS

The following table presents information about the Company's assets and liabilities measured at fair value as of June 30, 2023:

Description	Level 1	Level 2	Level 3	Total
Assets				
Common Stock:				
United States:				
Biotechnology	658.00			658
Chemical	41,000.00			41,000
Transport/Warehouse:	331.20			331
Total Common Stock:	41,989	-	-	41,989
Bonds:				
Argentina				
Government	146,692			146,692
Oil & Gas	240,533			240,533
Bolivia				
Government	289,500			289,500
Israel				
Pharmaceuticals	1,968			1,968
United States:				
Finance	165			165
Oil & Gas	14,484			14,484
Retail	11,275			11,275
State Municipal	11,043,917			11,043,917
Venezuela:				
Government:	19,688			19,688
Oil & Gas	89,250			89,250
Total Bonds:	11,857,472	-	-	11,857,472

A.G.P./ALLIANCE GLOBAL PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2023

NOTE 4 – FAIR VALUE MEASUREMENTS (CONTINUED)

Description	Level 1	Level 2	Level 3	Total
Derivative Contracts:				
Bahamas				
Healthcare			12,530	12,530
Canada				
Automotive			42,726	42,726
Basic Materials			125,034	125,034
Food			2,847	2,847
Healthcare			75,321	75,321
Industrials			7,336	7,336
Technology			28,943	28,943
China				-
Technology			15	15
Israel:				
Food			9,608	9,608
Healthcare			20,950	20,950
Technology			0	-
Sweden				-
Utilities			14,185	14,185
United States:				
Automotive			108,243	108,243
Basic Materials			4,293	4,293
Consumer Cyclical			31,324	31,324
Healthcare:			194,945	194,945
Industrials			79,363	79,363
Technology:			96,896	96,896
Total Derivative Contracts:			854,560	854,560
Total Assets:	11,899,461	-	854,560	12,754,021

	Level 1	Level 2	Level 3	Total
Liabilities:				
Securities sold, not yet purchased:				
Argentina				
Government	(5,651)	-	-	(5,651)
Oil and Gas	(404,641)	-	-	(404,641)
United Kingdom				
Banking	(101,900)	-	-	(101,900)
United States:				
Portfolio Unit	(203)			(203)
Total Liabilities:	(512,395)	-	-	(512,395)

NOTE 4 – FAIR VALUE MEASUREMENTS (CONTINUED)

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended June 30, 2023;

Level 3 Rollforward	Stocks	Warrants	Total Level 3
Balance - Beginning June 30, 2022	-	1,170,138	1,170,138
Transfers to Level 2	-	-	-
Purchases	-	1,290,319	1,290,319
Sales	-	-	-
Changes in Realized and Unrealized Gain/(Loss)	-	(1,605,897)	(1,605,897)
Balance - Ending June 30, 2023	-	854,560	854,560

NOTE 5 – DERIVATIVE CONTRACTS

Investments in derivative contracts are subject to additional risks that can result in a loss of all or part of an investment. The Company's derivative activities and exposure to derivative contracts are classified by their primary underlying risks of equity price. In addition to its primary underlying risks, the Company is also subject to additional counterparty risk due to the inability of its counterparties to meet the terms of their contracts.

<u>WARRANTS</u>

In the normal course of business, the Company may receive warrants as part of its private placement activities which they record as revenue and an investment. The value of a warrant has two components: time value and intrinsic value. A warrant has a limited life and expires on a certain date. As time to the expiration date of a warrant approaches, the time value of a warrant will decline. In addition, if the stock underlying the warrant declines in price, the intrinsic value of an "in the money" warrant will decline. Further, if the price of the stock underlying the warrant does not exceed the strike price of the warrant on the expiration date, the warrant will expire worthless. As a result, there is the potential for the Company to lose its entire investment in a warrant.

The Company is exposed to counterparty risk from the potential failure of an issuer of warrants to settle its exercised warrants. The maximum risk of loss from counterparty risk to the Company is the fair value of the contracts and its basis of the warrants. The Company considers the effects of counterparty risk when determining the fair value of its investments in warrants.

NOTE 5 – DERIVATIVE CONTRACTS (CONTINUED)

VOLUME OF DERIVATIVE ACTIVITIES

At June 30, 2023, the volume of the Company's derivative activities based on their notional amounts and number of contracts, categorized by primary underlying risk, are as follows:

	Long Exposure	
Primary Underlying Risk	Notional Amounts	Number of Contracts
Equity Underlying Risk		
Warrants	4,990,479	6,798,822

Notional amounts for warrants are based on the number of contracts times the fair value of the underlying instruments as if exercised at June 30, 2023

IMPACT OF DERIVATIVES ON THE FINANCIAL CONDITION AND STATEMENT OF OPERATIONS

The following table identifies the fair value amounts of derivative instruments included in the statement of financial condition as investments in securities, categorized by primary underlying risk, at June 30, 2023. Strike prices ranged in value from .23 to $14 per share with expirations ranging from 2023 to 2028. The following table also identifies the net gain (loss) amount included in net realized gain or loss and net change in unrealized appreciation/depreciation on investments in securities recorded as other revenue in the statement of operations, categorized by primary underlying risk, for the year ended June 30, 2023:

Primary Underlying Risk	Derivative Assets	Amount of Gain/(Loss)
Equity Price		
Warrants	854,560	(1,605,897)

NOTE 6 – PROPERTY AND EQUIPMENT

As of June 30, 2023, property and equipment consisted of the following:

	Value ($)	Useful Life
Computers	602,641.23	5
Furniture and fixtures	590,182.57	7
Automobiles	141,937.20	5
Domain Name	13,592.30	7
Leashold Improvements	188,320.49	15
Total	1,536,673.79	
Less: Accumumated Depreciation	931,535.17	
Net Property and Equipment	605,138.62	

NOTE 7 – REVENUE FROM CONTRACTS WITH CUSTOMERS

<u>**SIGNIFICANT JUDGEMENTS**</u>

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

<u>**INVESTMENT BANKING**</u>

<u>Underwriting</u>

The Company underwrites securities for business entities that want to raise funds through a sale of securities. Revenues are earned from selling securities in offerings in which the Company acts as an underwriter and from fixed management fees included in the transaction price. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point. When the Company is the lead underwriter, revenue and expenses will be first allocated to other members of a syndicate because the Company is acting as an agent for the syndicate. Accordingly, the Company records revenue on a net basis. When the Company is not the lead underwriter, revenue and expenses are recorded on a gross basis, because the Company is acting as the principal.

Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed and the securities are not issued, the Company immediately expenses those costs. The Company had no deferred underwriting costs as of July 1, 2022 or June 30, 2023.

<u>Advisory Fees</u>

The Company provides advisory services for business entities that want to raise funds. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. The Company had no contract liabilities for advisory fees as of July 1, 2022 or June 30, 2023.

NOTE 7 – REVENUE FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

INVESTMENT BANKING

The Company acts as an agent in bringing together buyers and sellers of private offerings. The performance obligation is the consummation of the sale of securities for each contract with a customer. The transaction price includes fixed management fees and is recognized as revenue when the performance obligation is satisfied, generally the trade date. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. As of July 1, 2023 the company had no contract liabilities.

BROKERAGE COMMISSIONS

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

INVESTMENT ADVISORY FEES

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customers' assets under management. Fees are received quarterly and are recognized as revenue pro-rata over the quarter in which they are received as they relate specifically to the services provided in that period.

PERTH MINT TRADING REVENUE

Perth Mint revenues include fees charged arising from gold and silver certificate offerings in which the Company acts as an agent. Perth Mint revenue is recorded on a trade date basis. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

COSTS TO OBTAIN OR FULFILL A CONTRACT WITH A CUSTOMER

The Company records as an asset certain costs incurred to fulfill revenue contracts with its customers, such as legal fees and other expenses, if the costs relate directly to an existing contract or anticipated contract and are expected to be recovered. These costs are expensed at the point in time that performance under the arrangement is completed and revenue is recognized. The Company did not have any such assets from costs to obtain contracts with customers as of July 1, 2022 and as of June 30, 2023.

NOTE 8 – INCOME TAXES

The current portion of the income tax expense included in the statement of operations for the year ended June 30, 2023 is as follows:

	Currrent	Total
State Tax	350,000	350,000
	350,000	350,000

The provisions of ASC 740-10 "Accounting for Uncertain Income Tax Positions", requires that the impact of tax positions be recognized in the financial statements if they are more likely than not of being sustained upon examination, based on the technical merits of the position. The Company's management has determined that the Company has no uncertain tax positions requiring recognition under ASC 740-10 as of June 30, 2023.

The Company files state income tax returns. The statute of limitations for these jurisdictions is generally three to six years. The Company had no returns under examination as of June 30, 2023.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

The Company leases office space in various locations including Scottsdale, Arizona, Newport Beach and Santa Monica, California, Westport, Connecticut, Boca Raton and Miami, Florida, Chicago, Illinois, New York, New York, and Clemson, South Carolina. These leases expire on various dates through 2031.

Rent expense was approximately $3,172,834 for the year ended June 30, 2023.

Future minimum lease payments under the Company's non-cancelable operating leases at June 30, 2023 were as follows:

2024	2,391,840
2025	2,305,909
2026	2,192,798
2027	2,309,497
2028	2,174,816
2029 Forward	5,905,971
	17,280,830
Less effects of discontinuing	(5,847,211)
Lease liabilities recognized	**11,433,619**

As of June 30, 2023 remaining lease terms range from three years to 11 years discounted at an incremental borrowing rate of 6%.

A.G.P./ALLIANCE GLOBAL PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2023

NOTE 9 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

UNDERWRITING COMMITMENTS

At times, the Company commits to the purchase of a certain amount of securities in connection with underwriting commitments. Should the Company not be able to find enough investors, the Company is obligated to purchase and hold securities to meet the commitment until they can be sold. As of June 30, 2023, the Company had no outstanding commitments to purchase securities.

LITIGATIONS AND CLAIMS

The Company is involved in various litigation, judicial, regulatory, and arbitration proceedings concerning matters arising in connection with the conduct of its business.

Management believes as of June 30, 2023, based on currently available information, that the results of such proceedings in the aggregate will not have a material, adverse effect on the Company's financial condition.

NOTE 10 – PENSION AND OTHER POST RETIREMENT BENEFIT PLANS

The Company has a qualified 401(k) Plan under Internal Revenue Code ("IRC") section 401(a). The Company made no contribution for the fiscal year ended June 30, 2023.

NOTE 11 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC") up to $250,000 or the Securities Investor Protection Corporation ("SIPC") up to $500,000. At times during the year ended June 30, 2023, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in these accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

NOTE 12 – NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, accordingly, is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the Company to maintain minimum net capital. Effective February 10, 2020 a request to change the calcuation of net capital from the basic to the Alternate method was approved by FINRA. This increases the minimum net capital to $250,000 or 2% of aggregate debits. As of June 30, 2023, the Company had net capital of $11,965,985, which exceeded required net capital of $250,000 by $11,715,985.

NOTE 13 - GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at June 30, 2023 or during the year then ended.